Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 2-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated July 8, 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments

$1,400,000

Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian
Real Relative to the U.S. Dollar due July 25, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Spot Rate of the Brazilian real relative to the U.S. dollar is less than or equal to 130% of the Strike Rate, which we refer to as the Interest Barrier (i.e., the Brazilian real has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date). Investors should be willing to forgo fixed interest payments, in exchange for the opportunity to receive Contingent Interest Payments.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates. Contingent Interest Payments should not be viewed as period interest payments.
•	The notes will be automatically called if the Spot Rate of the Brazilian real relative to the U.S. dollar on any Review Date (other than the final Review Date) is less than or equal to the Strike Rate (i.e., the Brazilian real has appreciated or remained flat relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date). The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is October 20, 2022.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Currency:	Brazilian real (BRL)
Base Currency:	U.S. dollar (USD)
Contingent Interest Payments:

If the notes have not been automatically called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier (i.e., the Brazilian real has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date), you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $43.375.

If the Spot Rate on any Review Date is greater than the Interest Barrier (i.e. the Brazilian real has depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date), no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Rate:	130% of the Strike Rate, which is 6.9433
Automatic Call:	If the Spot Rate on any Review Date (other than the final Review Date) is less than or equal to the Strike Rate (i.e., the Brazilian real has appreciated or remained flat relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date), the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:

If the notes have not been automatically called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

Trigger Event:	A Trigger Event will occur if the Ending Spot Rate is greater than the Trigger Rate of 130% of the Strike Rate (i.e., the Brazilian real has depreciated relative to the U.S. dollar beyond the Trigger Rate from the Strike Rate to the Ending Spot Rate).
Reference Currency Return:	Strike Rate — Ending Spot Rate
Strike Rate

In no event, however, will the Reference Currency Return be less than -100%.

Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.

Strike Rate:	5.3410, which is an exchange rate of the Brazilian real relative to the U.S. dollar, expressed as a number of Brazilian reais per one U.S. dollar, determined by reference to certain intraday exchange rates of the Brazilian real relative to the U.S. dollar on the Strike Date. The Strike Rate is not determined by reference to the Spot Rate on the Strike Date or the Pricing Date. See “Risk Factors — Risks Relating to Conflicts of Interest — Potential Conflicts” in this pricing supplement for more information.
Ending Spot Rate:	The Spot Rate on the final Review Date
Strike Date:	July 7, 2022
Pricing Date:	July 8, 2022
Original Issue Date:	On or about July 13, 2022 (Settlement Date)
Review Dates†:	October 20, 2022, January 19, 2023, April 20, 2023 and July 20, 2023
Interest Payment Dates†:	October 25, 2022, January 24, 2023, April 25, 2023 and the Maturity Date
Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	July 25, 2023
CUSIP:	48133DL73
Other Key Terms	See “Additional Key Terms” on page PS-1 of this pricing supplement.
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$1,400,000	$14,000	$1,386,000
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $973.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-II dated November 4, 2020:
http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:
http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is São Paulo, Brazil) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Brazilian reais per one U.S. dollar and is equal to the Brazilian real per one U.S. dollar exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page BRLPTAX=CBBR (or any successor page) at approximately 1:15 p.m., São Paulo time, on that day.

How Do Exchange Rates and the Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Brazilian reais per U.S. dollar. As a result, a decrease in the Spot Rate from the Strike Rate to the Spot Rate on a Review Date means that the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the Strike Rate to the Spot Rate on to that Review Date. This means that one Brazilian real could purchase more U.S. dollars on that Review Date than it could on the Pricing Date. Viewed another way, it would take fewer Brazilian reais to purchase one U.S. dollar on that Review Date than it did on the Pricing Date.

For example, assuming the Strike Rate is 5.30 for the Brazilian real relative to the U.S. dollar and the Spot Rate on a Review Date is 4.77 the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the pricing date to that Review Date. Under these circumstances, the notes will be automatically called if that Review Date is not the final Review Date.

Conversely, an increase in the Spot Rate from the Strike Rate to the Spot Rate on a Review Date means that the Brazilian real has depreciated / weakened relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date. This means that it would take more Brazilian reais to purchase one U.S. dollar on that Review Date than it did on the Pricing Date. Viewed another way, one Brazilian real could purchase fewer U.S. dollars on that Review Date than it could on the Pricing Date.

For example, assuming the Strike Rate is 5.30 for the Brazilian real relative to the U.S. dollar and the Spot Rate on a Review Date is 6.89, the Brazilian real has depreciated / weakened relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date. Under these circumstances, because the Spot Rate on that Review Date is greater than the Interest Barrier, no Contingent Interest Payment will be payable with respect to that Review Date. In addition, if that Review Date is the final Review Date, because the Spot Rate on that Review Date is greater than the Trigger Rate, a Trigger Event has occurred, and you would lose 30% of your principal amount at maturity based on the Reference Currency Return of -30% (see Example 1 below).

The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian reais at the Strike Rate on the Pricing Date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return of the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

JPMorgan Structured Investments —	PS-1
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Strike Rate of 5.30 for the Brazilian real relative to the U.S. dollar.

Example 1: The Brazilian real weakens from the Strike Rate of 5.30 Brazilian reais per U.S. dollar to the Ending Spot Rate of 6.89 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -30.00%, calculated as follows:

(5.30 – 6.89) / 5.30 = -30.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -23.08%.

Example 2: The Brazilian real weakens from the Strike Rate of 5.30 Brazilian reais per U.S. dollar to the Ending Spot Rate of 10.60 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(5.30 – 10.60) / 5.30 = -100.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -50.00%.

As Examples 1 and 2 above demonstrate, the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Strike Rate, Spot Rates on any Review Dates, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

If the notes have not been automatically called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier (i.e., the Brazilian real has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date), you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $43.375. If the Spot Rate on any Review Date is greater than the Interest Barrier (i.e., the Brazilian real has depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date), no Contingent Interest Payment will be made with respect to that Review Date. The following table illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes based on the Contingent Interest Payment of $43.375 per $1,000 principal amount note, depending on how many Contingent Interest Payments are made prior to automatic call or maturity.

Number of No-Coupon Dates	Total Contingent Interest Payments
4	$173.500
3	$130.125
2	$86.750
1	$43.375
0	$0.000

JPMorgan Structured Investments —	PS-2
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. Each hypothetical payment below assumes a Strike Rate of 5.30, an Interest Barrier and a Trigger Rate of 6.89 (equal to 130% of the hypothetical Strike Rate) and reflects the Contingent Interest Payment of $43.375 per $1,000 principal amount note. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date			Final Review Date
Spot Rate at Review Date	Reference Currency Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Ending Spot Rate	Reference Currency Return	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (3)
1.0600	80.00%	$1,043.375	1.0600	80.00%	$1,043.375	N/A
1.5900	70.00%	$1,043.375	1.5900	70.00%	$1,043.375	N/A
2.1200	60.00%	$1,043.375	2.1200	60.00%	$1,043.375	N/A
2.6500	50.00%	$1,043.375	2.6500	50.00%	$1,043.375	N/A
3.1800	40.00%	$1,043.375	3.1800	40.00%	$1,043.375	N/A
3.7100	30.00%	$1,043.375	3.7100	30.00%	$1,043.375	N/A
4.2400	20.00%	$1,043.375	4.2400	20.00%	$1,043.375	N/A
4.7700	10.00%	$1,043.375	4.7700	10.00%	$1,043.375	N/A
5.0350	5.00%	$1,043.375	5.0350	5.00%	$1,043.375	N/A
5.3000	0.00%	$1,043.375	5.3000	0.00%	$1,043.375	N/A
5.5650	-5.00%	$43.375	5.5650	-5.00%	$1,043.375	N/A
5.8300	-10.00%	$43.375	5.8300	-10.00%	$1,043.375	N/A
6.3600	-20.00%	$43.375	6.3600	-20.00%	$1,043.375	N/A
6.8900	-30.00%	$43.375	6.8900	-30.00%	$1,043.375	N/A
6.8905	-30.01%	N/A	6.8905	-30.01%	N/A	$699.90
7.4200	-40.00%	N/A	7.4200	-40.00%	N/A	$600.00
7.9500	-50.00%	N/A	7.9500	-50.00%	N/A	$500.00
8.4800	-60.00%	N/A	8.4800	-60.00%	N/A	$400.00
9.0100	-70.00%	N/A	9.0100	-70.00%	N/A	$300.00
9.5400	-80.00%	N/A	9.5400	-80.00%	N/A	$200.00
10.0700	-90.00%	N/A	10.0700	-90.00%	N/A	$100.00
10.6000	-100.00%	N/A	10.6000	-100.00%	N/A	$0.00

(1) The notes will be automatically called if the Spot Rate on any Review Date (other than the final Review Date) is less than or equal to the Strike Rate.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the Spot Rate on that Review Date is less than or equal to the Interest Barrier.

(3) A Trigger Event occurs if the Ending Spot Rate (i.e., the Spot Rate on the final Review Date) is greater than the Trigger Rate.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how the payments on the notes in different hypothetical scenarios are calculated.

Example 1: The Reference Currency appreciates from the Strike Rate of 5.30 to a Spot Rate of 4.24 on the first Review Date. Because the Spot Rate on the first Review Date is less than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the Spot Rate on the first Review Date is less than the Strike Rate, the notes are automatically called. Accordingly, the investor receives a payment of $1,043.375 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $43.375 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: A Contingent Interest Payment is paid in connection with one of the Review Dates preceding the third Review Date, the Spot Rate is greater than the Strike Rate of 5.30 on each of the Review Dates preceding the third Review Date and the Reference Currency appreciates from the Strike Rate of 5.30 to a Spot Rate of 4.24 on the third Review Date. The investor receives a payment of $43.375 per $1,000 principal amount note in connection with one of the Review Dates preceding the third Review Date, but the notes are not automatically called on any of the Review Dates preceding the third Review Date because the Spot Rate is greater than the Strike Rate on each of the Review Dates preceding the third Review Date.  Because the Spot Rate on the third Review Date is less than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the third Review Date.  In addition, because the Spot Rate on the third Review Date is less than the Strike Rate, the notes are automatically called.  Accordingly, the investor receives a payment of $1,043.375 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $43.375 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  As a result, the total amount paid on the notes over the term of the notes is $1,086.75 per $1,000 principal amount note.

Example 3: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Reference Currency appreciates from the Strike Rate of 5.30 to an Ending Spot Rate of 4.24 — A Trigger Event has not occurred. The

JPMorgan Structured Investments —	PS-3
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

investor receives a payment of $43.375 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, the investor receives at maturity a payment of $1,043.375 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $43.375 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,173.50 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date and the Reference Currency depreciates from the Strike Rate of 5.30 to an Ending Spot Rate of 6.89 — A Trigger Event has not occurred. The investor receives a payment of $43.375 per $1,000 principal amount note in connection with two of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, even though the Ending Spot Rate is greater than the Strike Rate, the investor receives at maturity a payment of $1,043.375 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $43.375 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,130.125 per $1,000 principal amount note.

Example 5: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Reference Currency depreciates from the Strike Rate of 5.30 to an Ending Spot Rate of 8.48 — A Trigger Event has occurred. The investor receives a payment of $43.375 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Reference Currency Return is -60%, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $530.125 per $1,000 principal amount note.

Example 6: The notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Reference Currency depreciates from the Strike Rate of 5.30 to an Ending Spot Rate of 9.01 — A Trigger Event has occurred. Because the notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Reference Currency Return is -70%, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-4
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Selected Purchase Considerations

•	CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each Review Date of $43.375 per $1,000 principal amount note. If the notes have not been automatically called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier (i.e., the Brazilian real has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date), you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Spot Rate on any Review Date is greater than the Interest Barrier (i.e., the Brazilian real has depreciated relative to the U.S. dollar beyond the Interest Barrier from the Strike Rate to the Spot Rate on that Review Date), no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the Spot Rate on any Review Date (other than the final Review Date) is less than or equal to the Strike Rate (i.e., the Brazilian real has appreciated or remained flat relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date), your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	RETURN LINKED TO THE BRAZILIAN REAL RELATIVE TO THE U.S. DOLLAR — The return on the notes is linked to the performance of the Brazilian real, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the Brazilian real relative to the U.S. dollar as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-II. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.

Upon a sale or exchange of a note (including upon an automatic call or at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note (assuming Contingent Interest Payments are properly treated as ordinary income, as described above).  Your gain or loss will generally be ordinary foreign currency income or loss under Section 988 of the Code (other than amounts attributable to Contingent Interest Payments, which we intend to treat as described above).  Foreign currency losses are potentially subject to certain reporting requirements.  Under Section 988, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss.  It is unlikely that an election is available under Section 988 to treat your gain or loss with respect to the notes as capital gain or loss.  You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of making a Section 988 election.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

JPMorgan Structured Investments —	PS-5
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Brazilian real, the U.S. dollar or the exchange rate between the Brazilian real and the U.S. dollar or any contracts related to the Brazilian real, the U.S. dollar or the exchange rate between the Brazilian real and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and below.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% of decline in the Reference Currency Return. Accordingly, under these circumstances, you will lose more than 30% of your principal amount at maturity and could lose up to the entire principal amount of your notes at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Brazilian real relative to the U.S. dollar. If the notes have not been previously called, we will make a Contingent Interest Payment with respect to a Review Date only if the Spot Rate on that Review Date is less than or equal to the Interest Barrier. If the Spot Rate on that Review Date is greater than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Spot Rate on each Review Date is greater than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE BRAZILIAN REAL RELATIVE TO THE U.S. DOLLAR — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the Brazilian real relative to the U.S. dollar, which may be significant. You will not participate in any appreciation in the Brazilian real relative to the U.S. dollar. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Brazilian real relative to the U.S. dollar during the term of the notes.

JPMorgan Structured Investments —	PS-6
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

•	THE BENEFIT PROVIDED BY THE TRIGGER RATE MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Spot Rate is greater than the Trigger Rate (i.e., a Trigger Event occurs), the benefit provided by the Trigger Rate will terminate and you will be fully exposed to any depreciation in the Brazilian real relative to the U.S. dollar, as reflected in the Reference Currency Return.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Rate, that might affect the value of your notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions,

JPMorgan Structured Investments —	PS-7
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Currency Return, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rate of the Reference Currency relative to the Base Currency and the volatility of that exchange rate;
•	suspension or disruption of market trading in the Reference Currency or the Base Currency;
•	the time to maturity of the notes;
•	whether the Spot Rate has been, or is expected to be, greater than the Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;
•	the likelihood of an automatic call being triggered;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Currency

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian reais at the Strike Rate on the Pricing Date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return on the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return. The magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates and the Reference Currency Return Formula Work?” in this pricing supplement for more information.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Brazilian real or contracts related to the Brazilian real for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Brazilian real or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Brazil and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Brazil and the United States; and
•	the extent of governmental surplus or deficit in Brazil and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States, and those of other countries important to international trade and finance.

•	THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Brazil depends heavily on the export of commodities and the value of the Brazilian real relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Brazilian real relative to the U.S. dollar and, therefore, the value of the notes.

JPMorgan Structured Investments —	PS-8
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Brazilian reais, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Brazilian real and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of Brazil and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Brazilian real relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

JPMorgan Structured Investments —	PS-9
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the Spot Rate, determined in the manner set forth under “Additional Key Terms — Spot Rate” in this pricing supplement, from January 6, 2017 through July 1, 2022.  The Spot Rate on July 7, 2022 was 5.3640.  The Reference Currency Return increases when the Brazilian real appreciates in value against the U.S. dollar.

We obtained the historical Spot Rates above and below from Refinitiv, without independent verification.  The historical Spot Rates should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on any Review Date.  There can be no assurance that the performance of the Brazilian real relative to the U.S. dollar will result in the return of any of your principal amount or the payment of any interest.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS-10
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Brazilian real Relative to the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

JPMorgan Structured Investments —	PS-11
Auto Callable Contingent Interest Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar